DORSEY
DORSEY & WHITNEY LLP

RECEIVED
2007 SEP 17 A 10:03

[redacted]

07026564

SUPPL

September 5, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

None

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

B. Information filed by the Company with the Toronto Stock Exchange

- Form 5, filed on August 30, 2007 pursuant to TSX Company Manual section 428.

C. Information filed by the Company with the London Stock Exchange

- Form 1 (application for admission to trading) in respect of shares issued/available for issuance under the Directors' Plan and Long Term Incentive Plan, filed on August 28, 2007 pursuant to the United Kingdom listing authority's (the "FSA") rules.

- Regulatory Announcement filed on August 28, 2007 concerning the above mentioned documents, required as part of the application.

- Regulatory Announcement filed on September 3, 2007 concerning Voting Rights, filed pursuant to Disclosure & Transparency Rule 5.6.1.

D. Information which the Company has distributed to its security holders

None

dlw 9/18

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

Form 5 Submission - Dividend/Distribution Declaration

RECEIVED

2007 SEP 17 A 9:23

Issuer : Addax Petroleum Corporation

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
AXC	0.05	CDN	08/03/2007	08/30/2007	09/13/2007

Filed on behalf of the Issuer by:

Name:	Andrea Kruyne
Phone:	(416) 865-4537
Email:	akruyne@tor.fasken.com
Submission Date:	08/07/2007
Last Updated:	08/07/2007

London **STOCK EXCHANGE**

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

The submission of Form 1 shall be provisional. Formal application will only be deemed to be made when a Prospectus relating to the securities to be admitted to trading has been approved and published.

If the transaction is a new issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

Formal application and an application for further issues is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed.**

The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310.**

Application to be considered on (date):	30 August 2007
Dealings expected to commence on (date):	31 August 2007

1. **Full legal name of issuer:** ADDAX PETROLEUM CORPORATION

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* **Country of incorporation:** Canada

3.* **Home EEA competent authority for listing** *(if not UKLA)*:

a. **Will the securities also be admitted to the Official List of the UKLA?** YES

b. **If appropriate, has the "passport" been lodged with the UKLA?** N/A

4. a. **Type of issue for which application is being made:**
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Common Shares issued pursuant to a Directors' Plan (as defined below) and an LTIP (as defined below)

b. **If appropriate, are the securities to be admitted to the Professional Securities Market?** N/A

5.* Expected size of offer (£m): N/A

6.* Expected market cap. post issue : N/A

7. **Amount and full description of each class of security for which application is now being made:**

(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

11,453 common shares of no par value each pursuant to the Company's Directors Shares in lieu of Cash Compensation Plan ("Directors' Plan"). The maximum amount of securities that can be admitted to trading at any time is 15,507,753 shares.

539,524 common shares of no par value each pursuant to the Company's Long Term Incentive Plan ("LTIP"). The maximum number of securities that can be admitted to trading at any time is 7,005,005 common shares, and the aggregate number of securities, which may be transferred to any participant under the LTIP is 2,558,779 common shares. 203,031 shares were awarded in 2006 pursuant to the LTIP (included with the Company's original application for admission to trading dated 24 May 2007).

8. **Are the securities for which application is now made identical ** in all respects**

a. with each other? YES

b. with an existing class of security? YES

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** identical means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

N/A

10. **Please indicate whether the certificates are in registered or bearer form:**

REGISTERED

11. **Default place of settlement (system):** CDS Inc.

12. **Issuer details:**

a. Contact name: Allison Neapole

b. Job Title: Senior Legal Advisor

c. Telephone Number: +41 22 702 6429

d. Email address: allison.neapole@addaxpetroleum.com

13. Invoicing – Value Added Tax (VAT)

To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following mandatory section:

a. Country of Principal Place of Business (PPB): Switzerland

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. Is the Issuer registered for VAT in the UK? YES: [ ] NO: [X]

c. Is the Issuer registered for VAT in another EC country? YES: [ ] NO: [X]

d. If YES, please confirm EC VAT registration number: [ ]

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* Brief description of business: Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 120,000 bbl/d for the first half of 2007.

Please tick if any of the following business activities apply:

[ ]	Computer hardware, semiconductors, telecommunications equipment, computer services, internet, software
[ ]	Specialist pharmaceuticals, diagnostics, medical technology, drug delivery

15.* Directors *(names, job-titles, executive/non-executive status)*:

Peter Dey, Chairman, Paradigm Capital Inc. – Non-executive Director and Chairman Jean Claude Gandur, President and CEO of Addax Petroleum Corporation - Executive Director Brian Anderson, Chairman and Managing Director of Anderson Energy (Hong Kong) Limited - Non-executive Director James Davie - Non-executive Director Stephen Paul de Heinrich - Associate with Beldi & Cie S.A - Non-executive Director Gerry Macey - Non-executive Director Afolabi Oladele - Non-executive Director Wesley Twiss - Non-executive Director

16.* Fiscal year end: 31 December

17. Sponsor/ Lead manager / Adviser (if applicable):

a. Contact name: N/A
b. Telephone Number: N/A
c. Email address: N/A

18.* Sponsor: N/A

19.* Corporate Broker: N/A

20. Confirmed Market Maker: N/A

At least one market maker is required if the security is to be traded on a platform with mandatory market maker requirements.

21.* Financial PR advisors: N/A

22.* Address at which admission document will be available:

N/A

23.* Date available: N/A

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission and annual fees.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:		**Print Name:**	Allison Neapole
Job Title:	Senior Legal Advisor	**Date:**	28 August 2007

Signed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: **Addax Petroleum Corporation**

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

REGULATORY ANNOUNCEMENT

APPLICATION FOR ADMISSION OF SHARES TO LONDON STOCK EXCHANGE PLC AND THE BLOCK LISTING OF SHARES

28 August 2007 - Addax Petroleum Corporation (the "Corporation" or "Addax Petroleum") has applied to the Financial Services Authority ("FSA") and London Stock Exchange plc ("LSE") for 550,977 of its common shares to be admitted to the Official List of the FSA (the "Official List") and to trading on the main market of the LSE. Dealings in the common shares (which will rank *pari passu* with the Corporation's existing issued common shares) are expected to commence on 31 August 2007, at which time the Corporation will have a total of 155,628,507 issued and outstanding shares. These shares were issued to certain employees pursuant to the Corporation's Long Term Incentive Plan, as amended ("LTIP") and to certain directors pursuant to the Corporation's Directors' Shares in lieu of Cash Compensation Plan (the "Directors' Plan"), and have also been listed and posted for trading on the Toronto Stock Exchange ("TSX").

Addax Petroleum has also applied to the FSA and the LSE for a block listing of 21,758,750 of its common shares, which represents in the aggregate the total number of common shares which are reserved for issuance under both the LTIP (6,262,450 common shares) and the Directors' Plan (15,496,300 common shares), and for the admission of those shares to the Official List and to trading on the LSE. These shares, if and when issued by the Corporation, will rank *pari passu* with the Corporation's existing issued common shares. These shares have also been listed with the TSX but will not be posted for trading on the TSX until such time as the shares have been issued by the Corporation in accordance with the LTIP and/or the Directors' Plan, as the case may be.

The LTIP and the Directors' Plan were approved at the Annual and Special Meeting of Shareholders on 28 June 2007. Copies of both the LTIP and the Directors' Plan are available on SEDAR at www.sedar.com.

For additional information, please contact:
Allison Neapole
Senior Legal Advisor
Tel: +41 (2) 22 702 6429
allison.neapole@addaxpetroleum.com

REGULATORY ANNOUNCEMENT

ADDAX PETROLEUM

TOTAL VOTING RIGHTS

3 September 2007 – In conformity with the FSA's Disclosure and Transparency Rules, Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") hereby announces the following:

As at 31 August 2007, the Corporation's issued share capital consists of 155,628,507 common shares of no par value. Subject to the provisions of the *Canada Business Corporations Act*, holders of Addax Petroleum's common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation and, upon a ballot, are entitled to one vote for each common share held. Addax Petroleum does not hold any shares in its treasury.

The figure 155,628,507 may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Addax Petroleum under the FSA's Disclosure Rules and Transparency Rules.

For additional information, please contact:

Allison Neapole
Senior Legal Advisor
Tel: +41 (2) 22 702 6429
allison.neapole@addaxpetroleum.com

END